EXHIBIT 11.1





       STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
           Calculation of Primary Earnings Per Common Share

                 (in thousands, except per share data)






                              Three Months        Nine Months
                            Ended September 30,   Ended September 30,

                             1996       1995      1996       1995
PRIMARY

Average shares outstanding  33,104     31,203    32,685     30,765

Net effect of dilutive stock
  options after              1,602      1,314     2,075        315
  application of the
  treasury stock method
      Total                 34,706     32,517    34,760     31,080

 Net income                $ 8,379    $ 5,889   $21,342    $ 9,405


 Net income per share      $   .24    $   .18   $   .61    $   .30